Arf 3/11/03

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SECU 03012252 OMMISSION .49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2003

SEC FILE NUMBER
8-31336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL DESIGNS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7220 ROSEMEAD BLVD., #206
(No. and Street)

SAN GABRIEL	CA	91775-1398
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD A. BILECKI (626) 285-0178
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIFFITH, PETER SCOTT
(Name – *if individual, state last, first, middle name*)

41 E. FOOTHILL BLVD., #204	ARCADIA	CA	91006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

OATH OR AFFIRMATION

I, SEAN P. BILECKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL DESIGNS CORPORATION, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[illegible signature]
Signature

V.P., CHIEF FINANCIAL OFFICER
Title

Maria Morton
Notary Public

MARIA MORTON
Commission # 1339323
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Financial Designs Corporation

I have audited the accompanying Balance Sheet of Financial Designs Corporation as of December 31, 2002, and the related Profit & Loss Statement, Retained Earnings, and Cash Flows and the Statement of Changes in Stockholder's Equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, in a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Designs Corporation as of December 31, 2002 and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Peter S. Griffith
Certified Public Accountant

February 2, 2003

9:07 AM

02/02/03

Accrual Basis

Financial Designs Corporation
Balance Sheet
As of December 31, 2002

	Dec 31, 02
ASSETS	
Current Assets	
Checking/Savings	
Cash	94,000.35
Fidelity Money Market	8,878.74
Franklin Money Fund	555.83
Total Checking/Savings	103,434.92
Other Current Assets	
Bender Funds	4,689.09
Commissions Receivable	262.50
Employee Loan	679.28
Larkin Account	31,374.19
Officer Loan	60,000.00
Prepaid Taxes Based on Income	
Federal	968.00
Total Prepaid Taxes Based on Income	968.00
Total Other Current Assets	97,973.06
Total Current Assets	201,407.98
Fixed Assets	
Accumulated Depreciation	-97,367.00
Air Conditioner	2,707.00
Chairs	5,205.33
Computer	58,085.34
Copier & Stand	3,548.00
File Cabinets	13,106.00
Office Equipment	12,965.00
Paper Shredder	1,507.00
Security System	3,420.00
Telephone Equipment	4,936.00
Xerox Copier	6,111.00
Total Fixed Assets	14,223.67
TOTAL ASSETS	**215,631.65**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Clearing Charges	330.00
Commissions Payable	25.00
Employee Bonuses	15,498.00
Miscellaneous Liabilities	3,000.00
Total Other Current Liabilities	18,853.00
Total Current Liabilities	18,853.00
Total Liabilities	18,853.00
Equity	
Common Stock	3,000.00
Retained Earnings	196,503.41
Unrealized Capital Losses	-5,356.34
Net Income	2,631.58
Total Equity	196,778.65
TOTAL LIABILITIES & EQUITY	**215,631.65**

9:08 AM
02/02/03
Accrual Basis

Financial Designs Corporation
Profit & Loss
January through December 2002

		Jan - Dec 02
Ordinary Income/Expense		
Income		
Commission Income		24,501.24
Fees & Reimbursements		864,672.78
Interest & Dividends		7,465.54
SPDA Annuity Commission		231,422.90
Tax Preparation		21,880.00
Trail Commissions		56,758.90
Total Income		1,206,701.36
Expense		
Advertising		1,139.28
Asset Allocation Fees		4,400.00
Bonuses		32,394.00
Clearing Charges Fees		5,027.78
Commissions		30,454.65
Consulting		350.00
Decrease - CSVf Life Insurance		1,530.57
Depreciation		5,811.00
Employment Taxes		41,557.40
Error Account Fees		391.00
Fees		3,460.72
Insurance		11,219.62
Lease - Equipment		79,584.00
Lease - Office		49,231.58
Life Insurance Premiums		0.00
Marketing		3,000.00
Medical Insurance		15,758.49
Medical Reimbursement		14,422.29
Office Supplies & Expense		62,855.89
Regulatory Fees		1,918.00
Retainer Fees & Costs		1,078.00
RIA Fees		1,036.80
Salaries		
Officer	479,000.00	
Other	325,900.11	
Total Salaries		804,900.11
Seminars		8,797.14
Tax & Accounting Fees		4,893.00
Tax Processing		5,887.50
Telephone & Utilities		11,638.96
Total Expense		1,202,737.78
Net Ordinary Income		3,963.58
Other Income/Expense		
Other Income		
Proceeds on Life Insurance		0.00
Total Other Income		0.00
Other Expense		
Miscellaneous		0.00
Provision for Income Taxes		
Federal	532.00	
State	800.00	
Total Provision for Income Taxes		1,332.00
Unrealized Losses		0.00
Total Other Expense		1,332.00
Net Other Income		-1,332.00
Net Income		**2,631.58**

9:22 AM

02/02/03

Financial Designs Corporation
Statement of Cash Flows
January through December 2002

	Jan - Dec 02
OPERATING ACTIVITIES	
Net Income	2,631.58
Adjustments to reconcile Net Income to net cash provided by operations:	
Bender Funds	2,629.34
Commissions Receivable	-47.50
Employee Loan	5,308.86
Larkin Account	3,054.33
Life Insurance Cash Value	9,756.86
Prepaid Taxes Based on Income:Federal	-968.00
Prepaid Taxes Based on Income:State	800.00
Clearing Charges	-420.00
Commissions Payable	25.00
Dividend Payable	-500.00
Employee Bonuses	15,498.00
Error Account	-28.05
Income Taxes:Federal	-896.00
Miscellaneous Liabilities	3,000.00
Net cash provided by Operating Activities	39,844.42
INVESTING ACTIVITIES	
Accumulated Depreciation	5,811.00
Chairs	-5,205.33
Computer	-1,362.49
Net cash provided by Investing Activities	-756.82
FINANCING ACTIVITIES	
Dividend	500.00
Retained Earnings	-500.00
Unrealized Capital Losses	-5,356.34
Net cash provided by Financing Activities	-5,356.34
Net cash increase for period	33,731.26
Cash at beginning of period	69,703.66
Cash at end of period	103,434.92

FINANCIAL DESIGNS CORPORATION

STATEMENT OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2002

Retained Earnings, December 31, 2001	$	196,503
Net Income 2002	$	2,632
Unrealized Capital Losses	$	(5,356)
Retained Earnings, December 31, 2002	$	193,779

FINANCIAL DESIGNS CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

December 31, 2002

Stockholders Equity		
Common Stock	$ 3,000	
Retained Earnings	$ 196,503	
Total Stockholders' Equity (12/31/01)		$ 199,503
Stockholders' Equity		
Common Stock	$ 3,000	
Retained Earnings	$ 193,779	
Total Stockholders' Equity (12/31/02)		$ 196,779
CHANGE IN STOCKHOLDERS' EQUITY		$ (2,724)

I have examined the financial statements of Financial Designs Corporation as of December 31, 2002, and determined that the above information is correct.

Peter S. Griffith
Certified Public Accountant

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

FINANCIAL DESIGNS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. Principles of Accounting

   The financial statement of Financial Designs Corporation are prepared in the accrual basis of accounting. No material inadequacies have been found to exist.

2. Income Taxes

   The corporation provides for income taxes utilizing the accrual method of accounting.

3. Common Stock

Shares Authorized:	10,000
Issued & Outstanding:	1,000
Par Value:	$3,000

4. Equipment

   The company depreciated its fixed assets for financial accounting purposes on the straight line method.

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

To: Securities and Exchange Commission
NASD, Inc.

Enclosed is a computation of Net Capital under SEC Rule 15c 3-1. In my annual audited report (Form x-17a-5) for fiscal year ending December 31, 2002, I found no major differences between my computation of net capital and Financial Designs Corporations' computation of net capital as determined on the Focus 2A report filed for fiscal year ending December 31, 2002.

Very best regards,

Peter S. Griffith
Certified Public Accountant

FINANCIAL DESIGNS CORPORATION

COMPUTATION OF NET CAPITAL

December 31, 2002

Computation of Net Capital (12/31/02)				
Ownership equity per audit			$	196,779
Modifications				
Net fixed assets				(14,224)
Prepaid Income Taxes				(968)
Ownership equity per Focus IIA			$	181,587
Nonallowable assets				
Officer loan	$	60,000		
Employee loan		679		
				(60,679)
Net capital before haircuts on securities positions			$	120,908
Haircuts				
Pilgrim Prime Rate $30,805 x 15% =	$	4,621		
Emmett Larkin MM $319 x 2% =		6		
Franklin Money Fund $556 x 2% =		11		
Fidelity Prime Fund $8,879 x 2% =		178		
Bender Growth Fund $4,689 x 15% =		703		
				(5,519)
Net Capital			$	115,389

COMPUTATION OF BASIS NET CAPITAL EQUIPMENT

Minimum net capital requirement	$	50,000
Excess net capital	$	65,389
Excess net capital at 1000%	$	113,503
Total A.I. Liabilities from Statement of Financial Condition	$	18,853
Total aggregate indebtedness	$	18,853
Percentage of aggregate indebtedness to net capital		16%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

There are no material differences in this computation and the unaudited Focus IIA report.

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

FINANCIAL DESIGNS CORPORATION
Report Regarding Material Inadequacies

I have examined the financial statements of Financial Designs Corporation as of December 31, 2002. My Accountants Report was dated February 2, 2003.

Pursuant to Rule 17a-5(d)(i), no material inadequacies were found to exist since my last audit of February 25, 2002.

My audit was made in accordance with generally accepted auditing standards and included a review of the books, records, accounting systems, bank statements, mutual fund statements, general ledger, blotter, products sales ledger, internal accounting controls, and procedures for safeguarding securities. I reviewed the Statement of Financial Position, the Statement of Operations, the Statement of Cash Flow, the Statement of Changes in Stockholders' Equity, the Computation of Net Capital. The scope of the audit and review of the accounting system were sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed.

In addition, the audit included reviews of the practices and procedures followed by the client:

1. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. in filing the various Focus Reports;
3. in monitoring insider trading and suspicious trades.

Peter S. Griffith
Certified Public Accountant

PETER S. GRIFFITH
CERTIFIED PUBLIC ACCOUNTANT
41 E. FOOTHILL BLVD. SUITE 204
ARCADIA, CA 91006
Phone (626) 447-5550
Fax (626) 447-1223
e-mail: pete@petersgriffithcpa.com

I have examined the financial statements of Financial Designs Corporation as of December 31, 2002. My Accountants Report was dated February 2, 2003.

Pursuant to Rule 17a-5 (d) (i), no material inadequacies were found to exist since my last audit of February 25, 2002.

Peter S. Griffith
Certified Public Accountant